EXHIBIT 99.1

PRESS RELEASE

Magic Software Announces Filing of 2016 Annual Report

Or Yehuda, Israel, April 28, 2017 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2016 with the U.S. Securities and Exchange Commission.  The annual report is available on the Company’s website (www.magicsoftware.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com